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                            May 16, 2023

       Thomas Long
       Co-Chief Executive Officer and Director
       Energy Transfer LP
       8111 Westchester Drive, Suite 600
       Dallas, Texas 75225

                                                        Re: Energy Transfer LP
                                                            Registration
Statement on Form S-3
                                                            Filed May 9, 2023
                                                            File No. 333-271744

       Dear Thomas Long:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios, Staff Attorney, at (202) 551-8770 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              George Vlahakos, Esq.